ANDEAN AMERICAN MINING CORP.

1005-750 W. Pender Street, Vancouver, British Columbia, Canada V6C 2T8
Tel: (604) 681 6186 Fax: (604) 681 3652 Toll Free: 1-888-356-4784
Email: info@andeanamerican.com • website: www.andeanamerican.com

02028030

SUPPL

March 11, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs: El Misti Gold Ltd. 82-3275

Re: ~~Andean American Mining Corp.~~ (the "Company")
Form 45-902F Report
Issuance of Shares for Property

Enclosed find our Form 45-902F Report in connection with the shares recently issued by the Company for property, together with a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

ANDEAN AMERICAN MINING CORP.

Per: Nick DeMare

Nick DeMare
Corporate Secretary

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3275)

dw 3/29

This is the form required under section 139 of *the Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Andean American Mining Corp.
   Name of issuer

   #1005 - 750 West Pender Street, Vancouver, BC, V6C 2T8
   Address

   (604) 681-6186
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   580,000 common shares at a deemed price of $0.38 per share.

4. Date of the distribution(s) of the security.

   March 1, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Section 74(2)(18) of the Securities Act (British Columbia).

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Deemed Purchase Price Per Unit (CDN $)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Luis Zumaeta Baffigo Paracas 150, La Molina Lima, Peru	580,000	$0.38	$220,400	Sec. 74(2)(18) of the Securities Act (British Columbia)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (CDN$)	Price Per Share (CDN$)	Name(s) of Purchaser(s)
Not applicable.			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Not applicable.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not applicable.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 11th day of March, 2002.

ANDEAN AMERICAN MINING CORP.
Name of issuer (please print)

Nick DeMare
Signature of authorized signatory

Nick DeMare, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.